P.E. 1/31/02

02016618

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of January, 2002

Indo-Pacific Energy Ltd.

(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2002

Indo-Pacific Energy Ltd.
(Registrant)

D R Bennett
(Signature)

David Bennett
(Name)
Director
(Title)

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

January 30, 2002

Kahili-1 to be Flow Tested

Wellington, New Zealand - January 30, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (INDOF) advises that the Kahili-1 exploration well has reached its TD [illegible] just less than 10,000 feet, with the main target Tariki Sands being encountered below 9,500 feet. Electric log data, pressure data and mudlog gas readings are all consistent with the presence of producible oil in moderate quality reservoir in the top 150- 200 feet of this interval; in contrast with obviously water saturated sands below 9,700 feet. However, certain types of 'show' commonly associated with oil were not well developed. A small amount of oil together with drilling mud was recovered from the sands with a downhole sampler. An open hole flow test of the interval will now be conducted.
Other data from the well indicates that the reservoir may be some hundreds of feet shallower in depth a short distance east of the well. Moreover, gas ratios in the Tikorangi Limestone encountered shallower in the well suggest that this could also be an attractive target to the east, with both levels being an easy deviation from the Kahili-1 well bore. Therefore, irrespective of the outcome of the open hole test the Kahili-1 well will be retained in a suspended state to allow full evaluation of all data to be made, and an optimal course of action to be identified.
Kahili-1 is the first in a series of wells in which Indo-Pacific is involved over the next few months. These include Huinga-1A and Tabla-1 exploration wells in the onshore Taranaki Basin, Waingaromia-2 in the onshore East Coast Basin and Anson North-1 in offshore West Australia. A second well into the Goldie oil field is also likely in the near future. Details of these wells are provided in previous releases and on the Company's website www.indopacific.com

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1 866 999 4639
Web site: http://www.indopacific.com Email info@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand 6033

Item 2. **Date of Material Change**

On or about February 4th, 2002

Item 3. **Press Release**

February 4th, 2002, Wellington, New Zealand

Item 4. **Summary of Material Change**

Kahili-1 Flow Test Results and Plan

Wellington, New Zealand – February 04, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (INDOF) advises that an open hole straddle test of a 120 foot interval beneath 9500 feet in the Kahili-1 well has been completed. During a four hour flow period, the well flowed in a stable manner and 25 barrels of fluid was recovered from the reservoir, consisting of about 23 barrels of gas cut formation water and 1-2 barrels of light sweet crude oil.

Item 5. **Full Description of Material Change**

Kahili-1 Flow Test Results and Plan

Wellington, New Zealand – February 04, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (INDOF) advises that an open hole straddle test of a 120 foot interval beneath 9500 feet in the Kahili-1 well has been completed. During a four hour flow period, the well flowed in a stable manner and 25 barrels of fluid was recovered from the reservoir, consisting of about 23 barrels of gas cut formation water and 1-2 barrels of light sweet crude oil.

Kahili-1 is considered to be situated too near to water saturated reservoir and too low in the oil trap to be commercial. However, the well has now been suspended, to allow a deviation well to be drilled eastwards from within the 9 5/8" casing, to test this oil trap at a shallower depth.

The situation is believed to be analogous to that of the Tariki Field, about 2 miles to south along trend. Like Kahili-1, the vertical Tariki-1 well was also too far down flank and produced oil and water at a lesser rate than Kahili-1. However, the subsequent Tariki-1A well, deviated 1,000 feet eastwards from Tariki-1, discovered a commercial gas-condensate field in the same reservoir at a much shallower depth, from which Tariki-1A is producing at high rates up to 40 million cubic foot of gas and 2,000 barrels of condensate (light oil) per day. The steeply dipping target Tariki Sandstones are difficult to map accurately without well control; and all the fields along this trend – the McKee oil field, and the Tariki and Ahuroa gas-condensate fields – have been discovered by wells drilling higher on the structure than the original test well.

Kahili-1 has proved the existence of a new oil trap; and a second well deviated to east has a good probability of establishing commercial production. During the next few weeks, the structure will be remapped incorporating the Kahili-1 data, in order that a decision as to a deviated well can be made. During this time, the rig will remain on location and is, therefore, available to drill such well if this is confirmed as appropriate in light of the new interpretation work.

Kahili-1 is the first in a series of wells in which Indo-Pacific is involved over the next 2-3 months. These include Huinga-1A and Tabla-1 exploration wells in the onshore Taranaki Basin, Waingaromia-2 in the onshore East Coast Basin and Anson North-1 in offshore West Australia. A second well into the Goldie oil field is also likely in the near future. Details of these wells are provided in previous releases and on the Company's website www.indopacific.com

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1 866 999 4639
Web site: http://www.indopacific.com Email info@indopacific.com

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

David Bennett, President and Chief Executive Officer

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

February 4th 2002 "David Bennett"

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand